OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

LEVITT CORPORATION

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

52742P108

(Cusip Number)

ALAN B. LEVAN,
1750 EAST SUNRISE BOULEVARD,
FT. LAUDERDALE, FL 33304
(954) 760-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

DECEMBER 31, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52742P108

1.	Name of Reporting Person: BFC FINANCIAL CORPORATION		I.R.S. Identification Nos. of above persons (entities only): 59-2022148

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: FLORIDA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,074,244

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,074,244

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,074,244

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.3%

14.	Type of Reporting Person (See Instructions): HC

Item 1. Security and Issuer

     This statement relates to the Class A Common Stock, par value $.01 per share (the “Class A Common Stock”), of Levitt Corporation, a Florida corporation (the “Issuer”). The Issuer’s principal executive offices are located at 1750 East Sunrise Boulevard, Fort Lauderdale, Florida 33304.

Item 2. Identity and Background

     This statement is filed by BFC Financial Corporation, a Florida corporation (“BFC”). BFC is a financial services holding company and is principally engaged through its subsidiaries in commercial banking, investment banking and real estate. The principal executive offices of BFC are located at 1750 East Sunrise Boulevard, Fort Lauderdale, Florida 33304.

     All executive officers and directors of BFC are United States citizens. Information as to the identity and background of the executive officers, directors and control persons of BFC is set forth on Appendix A attached hereto, which is incorporated herein by reference.

     During the last five years, neither BFC, nor, to the best of its knowledge, any of its executive officers, directors or control persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     BFC acquired the securities as a result of the spin-off (the “Spin-off”) of the Issuer by BankAtlantic Bancorp, Inc. (“Bancorp”) effected through a distribution by Bancorp of all of the outstanding capital stock of the Issuer to Bancorp’s shareholders. The spin-off was consummated on December 31, 2003. BFC received the Class A Common Stock covered by this Schedule 13D as a result of its ownership of Bancorp’s Class A Common Stock.

Item 4. Purpose of Transaction

     BFC has owned a controlling interest in Bancorp or its predecessors since 1987 and an indirect controlling interest in the Issuer. As a consequence of the Spin-off, BFC now holds a direct controlling interest in the Issuer.

     Neither BFC, nor, to the best of its knowledge, any of its executive officers, directors or control persons, currently has any plans that would result in any of the occurrences enumerated in (a) through (j) of this Item, except for the issuance to employees (including executive officers) and directors of Levitt (who may also be executive officers or directors of BFC) of customary stock options to acquire shares of Class A Common Stock under the Issuer’s stock incentive plan. BFC may from time to time make additional investments in the securities of the Issuer, either in the open market or privately negotiated transactions, or sell all or any part of its investment in the Issuer, as it deems appropriate in light of the circumstances existing from time to time. Further, BFC may in the future formulate a plan or make a proposal to the Issuer relating to any of the occurrences enumerated in (a) through (j) of this Item.

Item 5. Interest in the Securities of the Issuer

     BFC is the record and beneficial owner of 2,074,244 shares of Class A Common Stock of the Issuer and possesses sole power to vote or direct the vote and sole power to dispose or direct the disposition all of those shares. Based on the estimated 13,595,348 shares of Class A Common Stock distributed in the Spin-off, BFC beneficially owns approximately 15.3% of all outstanding shares of Class A Common Stock of the Issuer.

     Except as set forth above, neither BFC, nor, to the best of its knowledge, any of its executive officers, directors or control persons, has effected any transaction in any Class A Common Stock of the Issuer during the past 60 days. No person except for BFC is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock covered by this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Neither BFC, nor, to the best of its knowledge, any of its executive officers, directors or control persons, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

     None.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BFC FINANCIAL CORPORATION

By: /s/ Glen R. Gilbert

Glen R. Gilbert, Executive Vice President and Chief Financial Officer

Dated: January 8, 2004

APPENDIX A

IDENTITY AND BACKGROUND OF
DIRECTORS AND EXECUTIVE OFFICERS
OF BFC FINANCIAL CORPORATION

Name and Position With BFC Financial Corporation	Employer and Business Address	Present Principal Occupation

Alan B. Levan Chairman of the Board, President And Chief Executive Officer	BankAtlantic Bancorp, Inc. 1750 East Sunrise Boulevard Ft. Lauderdale, FL 33304	Chairman, President and Chief Executive Officer of BFC and BankAtlantic Bancorp, Chairman and Chief Executive Officer of the Issuer
John E. Abdo Vice Chairman of the Board	Levitt Corporation 1750 East Sunrise Boulevard Ft. Lauderdale, FL 33304	Vice Chairman of the Board of BFC and BankAtlantic Bancorp, Vice Chairman of the Board and President of the Issuer

Glen R. Gilbert Executive Vice President and Chief Financial Officer	BFC Financial Corporation Levitt Corporation 1750 East Sunrise Boulevard Ft. Lauderdale, FL 33304	Executive Vice President and Chief Financial Officer of BFC and the Issuer

Earl Pertnoy Director	Self-Employed c/o BankAtlantic Bancorp, Inc. 1750 East Sunrise Boulevard Ft. Lauderdale, FL 33304	Real Estate Investor and Developer

Oscar Holzmann Director	University of Miami 5250 University Drive 317 Jenkins Hall Coral Gables, FL 33124	Associate Professor of Accounting, University of Miami

Neil Sterling Director	Sterling Resources Group 2132 Bayview Drive Fort Lauderdale, FL 33305	President of Sterling Resources Group

Alan B. Levan and John E. Abdo may be deemed to control BFC Financial Corporation.